SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Whiting Petroleum Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
6.25% Convertible Perpetual Preferred Stock
(Title of Class of Securities)
966387201
(CUSIP Number of Class of Securities)
James J. Volker
Chairman, President and Chief Executive Officer
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300
(303) 837-1661
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

Benjamin F. Garmer, III, Esq.	David P. Oelman, Esq.
John K. Wilson, Esq.	Vinson & Elkins L.L.P.
Foley & Lardner LLP	1001 Fannin, Suite 2300
777 East Wisconsin Avenue	Houston, Texas 77002-6760
Milwaukee, Wisconsin 53202-5306	(713) 758-2222
(414) 271-2400
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$642,488,325	$45,809

*	Estimated solely for purpose of calculating the registration fee and based on (a) the product of (i) $210.53, the average of the high and low price of Whiting Petroleum Corporation’s 6.25% Convertible Perpetual Preferred Stock, par value $0.001 per share (the “Preferred Stock”) on August 13, 2010, and (ii) 3,277,500, the number of shares of Preferred Stock Whiting Petroleum Corporation is offering to exchange, less (b) $47, 523,750, the maximum aggregate amount of cash to be paid by Whiting Petroleum Corporation pursuant to the exchange offer, assuming that the exchange offer is fully subscribed by holders of the Preferred Stock.

**	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45,809

Form or Registration No.: Form S-4

Filing Party: Whiting Petroleum Corporation

Date Filed: August 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 12. Exhibits
SIGNATURES
EXHIBIT INDEX

SCHEDULE TO
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Whiting Petroleum Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 17, 2010 (the “Schedule TO”), relating to an offer (the “Exchange Offer”), by the Company to exchange up to 3,277,500, or 95%, of the Company’s outstanding 6.25% Convertible Perpetual Preferred Stock (the “Preferred Stock”) for the following consideration per share of Preferred Stock: (i) 2.3033 shares of the Company’s common stock and (ii) a cash payment of $14.50.
     The Exchange Offer commenced on August 17, 2010 and expires at 5:00 p.m., New York City time, on September 15, 2010. The Exchange Offer was made upon the terms and subject to the conditions set forth in the prospectus, dated September 13, 2010 (the “Prospectus”), which forms a part of the Registration Statement on Form S-4 (Reg. No. 333-168900) filed with the Securities and Exchange Commission on August 17, 2010 (the “Registration Statement”), and in the related letter of transmittal, which are exhibits (a)(1)(i) and (a)(1)(ii) hereto.
     This Schedule TO is hereby amended and supplement by this Amendment No. 1 to the Schedule TO as follows:
Item 12. Exhibits.
     Item 12 of the Schedule TO is hereby amended by replacing Exhibits (a)(1)(i) and (a)(1)(ii) with the following:

Exhibit	Description
(a)(1)(i)	Prospectus, dated September 13, 2010 [Incorporated by reference to Whiting Petroleum Corporation filing on September 14, 2010, pursuant to Rule 424(b)(3) under the Securities Act of 1933].

(a)(1)(ii)	Form of Letter of Transmittal [Incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 (Reg. No. 333-168900) (the “Registration Statement”)].
     Item 12 of the Schedule TO is hereby amended by inserting the following:

Exhibit	Description
(a)(5)(i)	Press Release, dated August 17, 2010 [Incorporated by reference to Exhibit 99.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated August 17, 2010 (File No. 001-31899)].

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SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

WHITING PETROLEUM CORPORATION

Date: September 14, 2010	By:	/s/ James J. Volker
	Name:	James J. Volker
Chairman, President and Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Prospectus, dated September 13, 2010 [Incorporated by reference to Whiting Petroleum Corporation filing on September 14, 2010, pursuant to Rule 424(b)(3) under the Securities Act of 1933].

(a)(1)(ii)	Form of Letter of Transmittal [Incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 (Reg. No. 333-168900) (the “Registration Statement”)].

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees [Incorporated by reference to Exhibit 99.2 to the Registration Statement].

(a)(1)(iv)	Form of Letter to Clients [Incorporated by reference to Exhibit 99.3 to the Registration Statement].

(a)(5)(i)	Press Release, dated August 17, 2010 [Incorporated by reference to Exhibit 99.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated August 17, 2010 (File No. 001-31899)].

(b)(i)	Fourth Amended and Restated Credit Agreement, dated as of April 28, 2009, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and the various other agents party thereto [Incorporated by reference to Exhibit 4 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated April 28, 2009 (File No. 001-31899)].

(b)(ii)	First Amendment to Fourth Amended and Restated Credit Agreement, dated as of June 15, 2009, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated June 15, 2009 (File No. 001- 31899)].

(b)(iii)	Second Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 9, 2010, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.1 to Whiting Petroleum Corporation’s Current Report on Form 8-K dated August 9, 2010 (File No. 001- 31899)].

(b)(iv)	Third Amendment to Fourth Amended and Restated Credit Agreement, dated as of August 17, 2010, among Whiting Petroleum Corporation, Whiting Oil and Gas Corporation, JPMorgan Chase Bank, N.A., as Administrative Agent, and the other agents and lenders party thereto [Incorporated by reference to Exhibit 4.4 to the Registration Statement].

(h)	Tax Opinion of Foley & Lardner LLP [Incorporated by reference to Exhibit 8.1 to the Registration Statement].

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